# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mersana Therapeutics, Inc., CIK 0001442836
CUSIP: 59045L205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 840 MEMORIAL DRIVE, CAMBRIDGE, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 351,289; sole dispositive power 0; shared dispositive power 351,289; aggregate amount beneficially owned 351,289 (7.03% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 351,289; sole dispositive power 0; shared dispositive power 351,289; aggregate amount beneficially owned 351,289 (7.03% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 351,289; sole dispositive power 0; shared dispositive power 351,289; aggregate amount beneficially owned 351,289 (7.03% of the class)

## Item 1. Issuer
Name of issuer: Mersana Therapeutics, Inc.
Address of issuer's principal executive offices:
840 MEMORIAL DRIVE, CAMBRIDGE, MASSACHUSETTS
02139

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, 683 Capital Partners, LP beneficially owned 351,289 shares of Common Stock.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 351,289 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 351,289 shares of Common Stock beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 4,998,750 shares of Common Stock ($0.0001 par value per share) outstanding as of November 7, 2025, as disclosed in the Issuer's Form 10-Q filed on November 14, 2025.

As of December 31, 2025, the Reporting Persons may be deemed to have beneficially owned approximately 7.03% of the outstanding Common Shares.
Percent of class: 7.03
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to Schedule 13G filed on November 24, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (02/17/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (02/17/2026)
- Ari Zweiman: Ari Zweiman, Self (02/17/2026)